FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2004

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

The following is the text of an announcement released to the London Stock Exchange on 12th October 2004

The “Shell”Transport and Trading Company, p.l.c.

DIRECTOR DECLARATION

Further to the appointment of Mr Peter Robert Voser as a director of The “Shell”Transport and Trading Company, p.l.c., with effect from 4 October 2004, the following information is disclosed in compliance with the UKLA rules governing the appointment of directors.

Mr Voser is currently a director of Aegon N.V.

There are no matters under paragraphs 6.F.2(b) to (b) of the Listing Rules to be disclosed.

11th October, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By M. Edwards (Assistant Company Secretary)
Date: 12 October 2004